Exhibit (d)(4)

Omaha Acquisition Corp.

c/o Thomas H. Lee Partners, L.P.

100 Federal Street, 35th Floor

Boston, MA 02110

May 31, 2006

Mr. Thomas B. Barker

Chief Executive Officer

c/o West Corporation

11808 Miracle Hills Drive

Omaha, Nebraska 68154

Dear Tom,

We are excited about the prospect of closing the proposed leveraged recapitalization transaction for West Corporation (the “Company”) and teaming with you in the near future. This letter memorializes our recent discussions and mutual intentions regarding on-going management equity incentives after we close the deal.

We are negotiating a Merger Agreement that provides for existing options to be cashed out in accordance with their terms. We expect that at the closing senior executive officers of the Company will invest cash in the recapitalized Company. You will invest $15 million personally, and other senior executive officers would invest a portion of the proceeds they receive under the Merger Agreement. This purchased equity would be in the form of “strips” of securities of the same classes (and at the same effective per share prices) that the THL and Quadrangle investors would receive as a result of their cash investments and the merger transactions. Attached to this letter is a summary description of the proposed capital structure for the recapitalized Company. Exhibit A describes the economic terms of these Class L and Class A securities.

In addition to that purchased equity program, we intend to adopt a restricted stock program (described in greater detail on Exhibit B) for the more senior members of the management team and a stock option program (also described in Exhibit B). To see show how these all work together, we have included as Exhibit C a projected opening capitalization table as an example of what securities are likely to be issued at closing and the relative ownership interests that we anticipate.

As a condition to purchasing shares and participating in the restricted stock and option programs, management stockholders will enter into a customary stockholder agreement regarding matters such as: (i) voting coordination, (ii) transfer restrictions (and exceptions thereto for estate planning purposes), (iii) Company call rights (to repurchase securities upon termination of employment), and (iv) co-sale provisions (tag-along and drag-along rights and obligations).

Tom, as you know we are very impressed with you and your team, and the remarkable company that you have built. We look forward to partnering with you for future success.

Omaha Acquisition Corp

By /s/    Anthony DiNovi